Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, MD 20850

June 20, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Sucampo Pharmaceuticals, Inc.
Registration Statement on Form S-3

File No. 333-218641

Acceleration Request

Requested Date: Thursday, June 22, 2017

Requested Time: 4:00 P.M. Eastern Daylight Time

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sucampo Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective on Thursday, June 22, 2017, at 4:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable, or at such later time as the Company may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Company, at (703) 456-8053, or in his absence, Madison Jones of Cooley LLP at (202) 728-7087.

Sincerely,

SUCAMPO PHARMACEUTICALS, INC.

/s/ Peter Pfreundschuh
By: Peter Pfreundschuh
Title: Chief Financial Officer

cc:	Alex Driggs, Sucampo Pharmaceuticals, Inc.
Brian F. Leaf, Cooley LLP